FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc - Result of AGM

GlaxoSmithKline plc (GSK) announces that at its Annual General Meeting (AGM) today, all resolutions were passed by shareholders.

GlaxoSmithKline AGM Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Adoption of Directors' Report and Financial Statements	3,827,705,365	98.70	50,361,254	1.30	3,878,066,619	3,315,549
2	Approval of the Remuneration Report	3,641,744,377	95.70	163,812,052	4.30	3,805,556,429	75,828,261
3	Re-election of Sir Christopher Gent	3,757,599,321	96.90	120,406,731	3.10	3,878,006,052	3,377,349
4	Re-election of Sir Andrew Witty	3,874,304,280	99.90	3,878,779	0.10	3,878,183,059	3,214,858
5	Re-election of Professor Sir Roy Anderson	3,874,110,361	99.90	3,788,474	0.10	3,877,898,835	3,482,154
6	Re-election of Dr Stephanie Burns	3,874,188,220	99.90	3,706,042	0.10	3,877,894,262	3,485,110
7	Re-election of Stacey Cartwright	3,871,534,437	99.84	6,292,248	0.16	3,877,826,685	3,552,308
8	Re-election of Larry Culp	3,863,938,369	99.65	13,752,888	0.35	3,877,691,257	3,689,401
9	Re-election of Sir Crispin Davis	3,872,742,523	99.87	5,082,798	0.13	3,877,825,321	3,554,050
10	Re-election of Simon Dingemans	3,873,781,085	99.90	3,931,792	0.10	3,877,712,877	3,666,495
11	Re-election of Judy Lewent	3,871,977,307	99.85	5,954,264	0.15	3,877,931,571	3,447,684
12	Re-election of Sir Deryck Maughan	3,865,657,282	99.69	12,144,052	0.31	3,877,801,334	3,578,315
13	Re-election of Dr Daniel Podolsky	3,867,010,327	99.72	10,760,012	0.28	3,877,770,339	3,608,654
14	Re-election of Dr Moncef Slaoui	3,873,750,729	99.89	4,223,699	0.11	3,877,974,428	3,406,260
15	Re-election of Tom de Swaan	3,798,800,827	97.96	78,991,586	2.04	3,877,792,413	3,586,579
16	Re-election of Sir Robert Wilson	3,873,643,265	99.89	4,247,312	0.11	3,877,890,577	3,489,128
17	Re-appointment of auditors	3,796,598,526	99.27	27,986,430	0.73	3,824,584,956	56,794,117
18	Remuneration of auditors	3,843,027,589	99.46	20,772,856	0.54	3,863,800,445	17,579,487
19	Authority for the company to make donations to political organisations and incur political expenditure	3,806,217,378	98.23	68,562,707	1.77	3,874,780,085	6,605,082
20	Authority to allot shares	3,773,307,135	97.35	102,769,873	2.65	3,876,077,008	5,304,590
21	Disapplication of pre-emption rights***	3,833,012,357	98.94	40,945,524	1.06	3,873,957,881	7,422,017
22	Authority for the company to purchase its own shares***	3,860,354,462	99.55	17,589,398	0.45	3,877,943,860	3,443,301
23	Exemption from statement of senior statutory auditor's name	3,852,410,960	99.51	18,979,169	0.49	3,871,390,129	9,991,468
24	Authorise reduced notice of a general meeting other than an AGM***	3,521,062,642	90.83	355,321,668	9.17	3,876,384,310	4,998,426
25	Renew the GSK ShareSave Plan	3,791,116,168	97.83	83,969,018	2.17	3,875,085,186	6,344,467
26	Renew the GSK ShareReward Plan	3,832,667,502	98.91	42,189,238	1.09	3,874,856,740	6,574,197

Notes:
* Includes discretionary votes.
** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
*** Indicates Special Resolutions requiring a 75% majority.

James Murdoch did not stand for re-election as a Director, and has stepped down from the Board with effect from noon today.

The following table provides further relevant information:

	GlaxoSmithKline's Twelfth AGM (2012)	GlaxoSmithKline's Eleventh AGM (2011)
Issued share capital (excluding Treasury Shares)	5,046,404,827	5,163,907,153
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	76.91%	74.72%
Total shareholder population	147,408	155,990
Total number of proxies lodged	9,717	9,886
% of shareholders who lodged proxies	6.59%	6.34%
Number of shareholders, corporate representatives and proxies who attended the AGM	426	364

V A Whyte
Company Secretary
3 May 2012

These results will shortly be available on the company's website at www.gsk.com.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 03, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc